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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ULTIMATE ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

903849107

(Cusip Number)

Mark J. Wattles
7945 W. Sahara #205
Las Vegas, Nevada 89117
(503) 570-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903849107

1.	Name of Reporting Person: Mark J. Wattles		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,467,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,467,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,467,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): IN

INTRODUCTION

                    This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2004 by Mr. Mark J. Wattles. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby

Item 1.	Security and Issuer

                    The class of securities to which this Statement relates is Common Stock of Ultimate Electronics, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 321 W. 84th Avenue, Suite A, Thornton, CO 80260.

Item 2.	Identity and Background.

Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Response unchanged.

Item 4.	Purpose of Transaction.

Item 4 of this Statement is hereby supplemented as follows:

                    On December 30, 2004, the Company reported in a Form 8-K filed with the Securities and Exchange Commission that it had determined it was in breach of certain provisions of its loan agreements and had provided notice of such breach to its lenders. The Company also reported that such breach constitutes an event of default under its credit facilities, which may entitle its lenders to exercise certain rights and remedies. The Company stated that it would continue to pursue a range of strategic alternatives to meet its liquidity needs, but emphasized that there can be no assurance it will be able to solve its liquidity problems without seeking to reorganize under the federal bankruptcy laws.

                    In light of the existing default under the Company’s credit facilities and the liquidity problems it is currently experiencing, in early January 2005, Mr. Wattles commenced discussions with the Company regarding a wide range of possible transactions. In general, although discussion of these transactions is in preliminary stages, these transactions could involve an additional investment in the Company by one or more entities controlled by Mr. Wattles, which investment could be made in connection with a bankruptcy filing by the Company, if the Company elects to seek bankruptcy protection. Although the ability of the Company and Mr. Wattles to reach agreement on or implement any such transactions is subject to significant uncertainties, Mr. Wattles and the Company are currently discussing, among other things, (i) a possible loan by an entity controlled by Mr. Wattles to the Company as debtor-in-possession, which loan may be made as a part of or in place of a larger credit facility entered into by the Company with various other lenders or financing sources in connection with a bankruptcy filing and may require the liquidation of some or all of the Company’s assets, and (ii) a possible investment by an entity controlled by Mr. Wattles in equity or debt securities of the Company. Mr. Wattles may also seek to obtain one or more seats on the Board of Directors of the Company in connection with these transactions.

                    Mr. Wattles expects to continue discussions and negotiations with the Company in the near future regarding one or more of these possible transactions. There can be no assurance that the Company or its lenders will be willing to continue negotiations regarding such transactions, that the parties will reach agreement as to the terms thereof or that the Company’s lenders will act in such a manner as to make the implementation of such transactions practicable or advisable. Discussions among the parties may lead to consideration of a wide range of different transactions, including purchases of additional securities of the Company by way of privately negotiated transactions or otherwise, loans, tender offers, business combinations, or any combination thereof, including transactions through which Mr. Wattles could significantly increase his ownership stake in the Company and obtain seats on the Board of Directors of the Company. It is possible that any transactions of the type described or referred to in this Statement may result in substantial dilution to or otherwise adversely affect existing shareholders. In particular, any transaction effected in connection with a bankruptcy reorganization involves a risk of a significant reduction in the value of the outstanding equity securities of the Company.

                    In determining whether to pursue any investment in or other transaction with the Company, Mr. Wattles expects to discuss a variety of matters with management of the Company and its Board of Directors and may consider and review various factors, including the Company’s financial condition, business and prospects, actions taken by its existing lenders, developments in the industry in which the Company is engaged and general economic, monetary and stock market conditions.

Item 5.	Interest in Securities of the Company.

Response unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Response unchanged.

Item 7.	Material to Be Filed as Exhibits.

None.

Signature

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2005	/s/ MARK J. WATTLES
Mark J. Wattles